WESTERMAN BALL EDERER MILLER & SHARFSTEIN, LLP
170 Old Country Road - Suite 400
Mineola, New York 11501
(516) 622-9200

NOTE: THIS IS A DRAFT RESPONSE SUBJECT TO DISCUSSION WITH ACCOUNTING REVIEWER

November __, 2006

VIA EDGAR ELECTRONIC TRANSMISSION:

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:	New Generation Holdings, Inc.
Amendment No. 1 to Preliminary Proxy Statement
On Schedule 14A
File No. 0-24623

Annual Report on Form 10-KSB/A
for the fiscal year ended December 31, 2005, as amended

Quarterly Report on Form 10-QSB
for the periods ended March 31, 2006 and June 30, 2006, as amended

Response Letter Dated October 18, 2006
File No. 0-24623

Plastinum Corp.
Amendment No. 1 to Registration Statement on Form 10-SB
Response Letter Dated October 18, 2006
File No. 0-52128

Ladies and Gentlemen:

On behalf of New Generation Holdings, Inc. ("NGH") and Plastinum Corp. ("Plastinum"), we are pleased to submit additional clarification to our prior draft response letter filed November 13, 2006 in response to the Comment Letter of the Staff dated November 3, 2006. We are submitting this additional clarification at the request of the Staff. Our responses to the Staff’s comments have been numbered to correspond to the sequential numbering of the comments appearing in the Comment Letter attached hereto as Exhibit A.

Convertible Instrument - Comment 1

We have considered the guidance provided in EITF 01-06 and have concluded that the beneficial conversion feature embedded in Mr. Mot’s note is indexed only to NGH’s stock within the meaning of EITF-0019 and paragraph 11(a) FAS 133. The contingent conversion provisions are not based on an observable market or an observable market index. The note is convertible into preferred shares of NGH, at a fixed conversion price. The note was converted during July 2006 into NGH preferred shares. The NGH preferred shares are convertible into a fixed number of NGH common shares. The instrument can only be settled in NGH common shares once the contingent event occurs (shareholder approval of an increase in authorized common shares). Upon the completion of the spin off, the preferred shares automatically will convert into NGH common. As a result of the spin-off, Mr. Mot will also receive an equivalent number of Plastinum common shares, as will every other NGH shareholder. The number of shares of Plastinum to be received is solely indexed to the number of shares of NGH owned.

Accordingly, the Company meets the requirements of paragraph 5 of EITF 01-06 and the instrument is exempt from FAS 11(a) and is not a derivative as defined by FAS No. 133.

ALLOCATION - Comment 4 and Comment 6

Management of NGH and Plastinum considered various factors in determining an appropriate allocation of expenses to Plastinum. First, a determination was made of the expenses that were allocable wholly to NGH. It was determined that the only general and administrative expense wholly allocable to NGH was the New York administrative office cost. Second, a determination was made of the expenses that were allocable wholly to Plastinum. These items were comprised of research and development expenses, consulting fees related specifically to the activities of Plastinum, legal expenses related to Plastinum patent work, the Geneva office cost, and certain other general and administrative expenses.

After the allocation of the items described above, management was left with the task of allocating those costs which have no specificity as to the beneficiary. These costs include Mr. Mot’s compensation, consulting fees, professional fees, travel and entertainment expenses, director fees and other expenses.

The first step was for Mr. Mot to estimate the amount of time that was spent on Plastinum related activities versus NGH activities. Along with managing the Plastinum operations (which had consultants devoted to it on a full time basis) Mr. Mot was also the primary individual involved in the NGH administrative activities. These activities included the restructuring of NGH, structuring financing for the funding of operations, ongoing communications with NGH investors and creditors, rectifying the deficiencies in NGH’s SEC reporting obligations for the years 2003, 2004 and 2005, listing of NGH’s stock on the OTCBB, and the past due filing requirements relating to income and franchise taxes. Management has concluded that, considering the anticipated spin off, Plastinum was a beneficiary of a large portion of these activities. However, the fact that these activities were necessary for the continuance of NGH as an entity cannot be ignored. After the spin off, NGH will be current in all regulatory filings, will be trading on the OTCBB, and will be positioned to pursue other business opportunities. As a result, NGH was also a significant beneficiary of Mr. Mot’s activities. Therefore, Mr. Mot has assessed the time spent on all of the above activities and has concluded that approximately 75% of his efforts were directly beneficial and necessary for the Plastinum operations and ultimate spin off, while 25% directly benefited the ongoing registrant.

Secondly, we inquired of our professionals as to an estimate of time allocable to Plastinum related activities, as opposed to services rendered as a whole. Based on our inquiries, it was determined that an allocation of 75% of the fees were allocable to Plastinum as the ultimate beneficiary of those services as a result of the spin off.

Thirdly, we needed to allocate a portion of consultant fees incurred, primarily in 2005. The consultants were directly involved with Mr. Mot in the restructuring the company, the spin off of Plastinum, the continuance of NGH after the spin off, the structuring of financing to fund operations during this period, and other general and administrative matters. We have assessed the applicability of the activities to the operations of NGH and Plastinum and, also considering the allocation of Mr. Mot’s compensation and the professional fees allocation, have concluded that an allocation of 75% of the consultant fees to Plastinum as the ultimate beneficiary is appropriate.

Based on the percentage determinations described above, we have allocated all other items using a 75% allocation to Plastinum as the ultimate beneficiary.

While the Company acknowledges that specific identification of common expenses to Plastinum is not practical, the Company has chosen the above method to allocate the common expenses and costs.

Lastly, we have assessed the interest and financing costs and have concluded that they are fully allocable to NGH. These items are comprised primarily of the change in fair value of NGH equity instruments and other items related to NGH equity. All of these are non cash items. There is no attribution to Plastinum for these items, and they are not anticipated to be a part of the Plastinum operations as a separate entity.

The Company believes this method used to allocate expenses between the Parent and Plastinum is reasonable and in accordance with the guidance provided by Staff Accounting Bulletin Topic 1 .B . (1) Question 2.
* * *

On behalf of NGH and Plastinum (the “Companies”), we acknowledge that:

1)     The Companies are responsible for the adequacy and accuracy of the disclosures in their filings;

2)     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to their filings; and

3)     The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alan C. Ederer
Alan C. Ederer, Esq.